For period ending (a) June 30, 1999
File Number (c) 811-5510



                          SUB-ITEM 77J


     Reclassification  of  Capital  Accounts:
     The   Fund  accounts  for  and   reports
     distributions    to   shareholders    in
     accordance  with the American  Institute
     of    Certifies    Public   Accountants'
     Statement     of     Position      93-2:
     Determination, Disclosure, and Financial
     Statement   Presentation   of    Income,
     Capital  Gain,  and  Return  of  Capital
     Distributions  by Investment  Companies.
     The effect of applying this statement was to decrease both undistributed net investment income and accumulated net realized losses by $1,335,464. This was primarily the result of net foreign currency losses for the period ended
     June 30, 1999. Net investment income, net realized gains and net assets were not affected by this change.